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___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
ALLEGHENY ENERGY, INC. et. al.     :
                                   :    CERTIFICATE
         File No. 70-841           :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    DECEMBER 31, 1998
      Company Act of 1935)         :
___________________________________:




          Through December 31, 1998, Allegheny Energy, Inc. (Allegheny) has made capital contributions to AYP Capital, Inc. ("AYP Capital") and its subsidiaries totaling $57,824,244. See attached consolidated financial statements for the quarter ended December 31, 1998. During the fourth quarter of 1998, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by AYP Capital during the fourth quarter of 1998 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

        AYP Capital provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  B.    Energy Management Services - APS Cogenex

        As previously reported, AYP Capital and EUA-
        Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex.
        Pending resolution of outstanding jobs, the APS
        Cogenex joint venture continues to exist.

        AYP Capital developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

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  C.    EWGs and FUCOs

        AYP Capital, through the Latin American Energy and Electricity Fund I, L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the fourth quarter. As of the end of the fourth quarter of 1998, AYP Capital has invested $4,642,600 in LAEEF.

        AYP Energy, Inc. gave up its status as an exempt wholesale generator ("EWG").

  D.    Real Estate Activities

        No new activities.

  E.    No activity.

  F.    HVAC and Appliance Warranties/Power Quality Devices

        No activity.


II. Guarantees or assumption of liabilities by Allegheny on behalf of AYP Capital or its subsidiaries

        Allegheny continues to provide a Support
        Agreement to AYP Energy in connection with a $15 million discretionary line of credit for AYP Energy for the issuance of standby letters of credit for the benefit of AYP Energy's activities.

        Allegheny continues to provide support to AYP
Capital in connection with a $5 million discretionary line of credit for AYP Capital to be utilized by AYP Capital's subsidiary, Allegheny Energy Solutions, as working capital.
Allegheny also continues to provide support to AYP Energy trading activities by providing parent guarantees to AYP
Energy counterparties. As of December 31, 1998, in connection with AYP Energy's trading activities, Allegheny had guarantees of support outstanding in the amount of $49,610,000.

                             2
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        AYP Capital did not perform any activities
associated with the factoring of accounts receivable in the fourth quarter of 1998.

                               ALLEGHENY ENERGY, INC.

                               By /s/ Thomas K. Henderson
                                      Thomas K. Henderson
                                      Vice President


                               AYP CAPITAL, INC.

                               By /s/ Thomas K. Henderson
                                      Thomas K. Henderson
                                      Vice President


Dated:  March 1, 1999